Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

RECORD DATE FOR THE FORTHCOMING

ANNUAL GENERAL MEETING OF THE COMPANY

The board (the “Board”) of directors (each a “Director” and collectively, the “Directors”) of Kingsoft Cloud Holdings Limited (the “Company”) announces the record date for the purpose of determining the eligibility of the holders of ordinary shares of the Company with par value US$0.001 each (the “Shares”), to vote and attend the forthcoming annual general meeting of the Company (the “AGM”) will be as of the close of business on Tuesday, June 2, 2026, Hong Kong time (the “Shares Record Date”).

In order to be eligible to vote and attend the forthcoming AGM, (1) with respect to Shares registered with the Company’s Hong Kong share registrar, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong share registrar, Tricor Investor Services Limited (the “Hong Kong Share Registrar”), at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, no later than 4:30 p.m. on Tuesday, June 2, 2026, Hong Kong time; and (2) with respect to Shares registered with the Company’s principal share registrar in the Cayman Islands, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Conyers Trust Company (Cayman) Limited, at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands, no later than 3:30 p.m. on Monday, June 1, 2026, Cayman Islands time. All persons who are registered holders of the Shares on the Shares Record Date will be entitled to vote and attend the forthcoming AGM.

Holders of American Depositary Shares of the Company (the “ADSs”) issued by The Bank of New York Mellon as the depositary of the ADSs (the “Depositary”), as of the close of business on Tuesday, June 2, 2026, New York time (the “ADSs Record Date”, and together with the Shares Record Date, the “Record Dates”), will be able to instruct the Depositary, as to how to vote the Shares represented by such ADSs held by such holders. The Depositary will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the forthcoming AGM the Shares represented by the ADSs in accordance with the instructions that it has properly received either (1) directly from the ADS holders if the ADSs are held by holders on the books and records of the Depositary or (2) indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of the foregoing intermediaries on behalf of the corresponding holders. Please be aware that, because of the time difference between Hong Kong and New York, any ADS holders that cancel their ADSs in exchange for the Shares of the Company on Tuesday, June 2, 2026, New York time will no longer be ADS holders with respect to such canceled ADSs as of the ADSs Record Date and as a result (1) will not be able to instruct the Depositary as to how to vote the Shares represented by such canceled ADSs as described above; and (2) will also not be holders of the Shares represented by such canceled ADSs as of the Shares Record Date for the purpose of determining the eligibility to attend and vote at the forthcoming AGM.

Details including the date and location of the forthcoming AGM will be set out in the notice of the AGM to be issued and provided to holders of Shares and ADSs as of the respective Record Dates together with the proxy materials in due course.

For the purpose of this announcement, any reference to Cayman Islands time is 13 hours behind the corresponding Hong Kong time, and any reference to New York time is 12 hours behind the corresponding Hong Kong time.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Chairman of the Board, Executive Director and acting Chief Executive Officer

Hong Kong, May 19, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Zou Tao as Chairman and executive director, Mr. Qu Heng and Mr. Zhang Duo as non-executive directors, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.

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